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                            March 25, 2024

       Dean A. Mason
       Chief Legal Officer and Secretary
       EchoStar Corporation
       100 Inverness Terrace East
       Englewood, CO 80112

                                                        Re: EchoStar
Corporation
                                                            SC TO-I/A filed
March 22, 2024
                                                            File No. 005-83490

       Dear Dean A. Mason:

              We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response to this comment, we may have additional comments. Defined terms used herein have the same meaning as in your filing.

       Schedule TO-I/A filed March 22, 2024

       Questions and Answers, page 6

   1. We note your response to prior comment 1 and the fact that the first sentence of the answer to Question 24
has been revised from stating that an Eligible Employee   s trading
                                                        plan    will be
cancelled    to    may be cancelled    if an Eligible Employee elects to
exchange
                                                        an Eligible Option
covered by a Rule 10b5-1 trading plan. Please explain to us the reason for this change, and
please revise your disclosure to address specific uncertainties concerning whether a
participant   s trading plan would be canceled if they elected to
                                                        participate in the
Exchange Offer.
               We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please direct any questions to Brian Soares at 202-551-3690 or Christina Chalk at 202-
       551-3263.
 Dean A. Mason
EchoStar Corporation
March 25, 2024
Page 2



FirstName LastNameDean A. Mason     Sincerely,
Comapany NameEchoStar Corporation
                                    Division of Corporation Finance
March 25, 2024 Page 2               Office of Mergers & Acquisitions
FirstName LastName